# Geogreens

## Profit and Loss
### January - December 2022

|  | TOTAL |
|---|---|
| **Income** | |
| PayPal Sales | 395.80 |
| Refunds Given | 2,349.80 |
| Sales | 12.50 |
| Sales of Product Income | 20,429.12 |
| Sales of Product Income - Online B2C Sales | 49.20 |
| Services | 26,792.14 |
| **Total Income** | **$50,028.56** |
| **Cost of Goods Sold** | |
| Cost of goods sold | 0.00 |
| Freight in - COGS | 145.92 |
| Supplies & materials - COGS | 6,548.79 |
| Supplies & Materials - COGS  - Growing Medium | 2,105.55 |
| Supplies & Materials - COGS - Bulk Packaging | 787.41 |
| Supplies & Materials - COGS - IPM | 199.63 |
| Supplies & Materials - COGS - Labeling | 90.00 |
| Supplies & Materials - COGS - Market Packaging | 94.67 |
| Supplies & Materials - COGS - Nutrient Mix | 560.83 |
| Supplies & Materials - COGS - PH Balancing & H202 | 171.81 |
| Supplies & Materials - COGS - Seeds | 1,714.56 |
| **Total Supplies & materials - COGS** | **12,273.25** |
| **Total Cost of goods sold** | **12,419.17** |
| Shipping, Freight & Delivery - COS | 658.43 |
| Shipping, Freight & Delivery - COS - Taping, Wrapping, and Boxing | 202.32 |
| **Total Shipping, Freight & Delivery - COS** | **860.75** |
| **Total Cost of Goods Sold** | **$13,279.92** |
| **GROSS PROFIT** | **$36,748.64** |
| **Expenses** | |
| Advertising & marketing | 479.01 |
| Food Certifications | 977.50 |
| Listing fees | 100.00 |
| **Total Advertising & marketing** | **1,556.51** |
| Advertising/Promotional | 65.78 |
| Business licenses | 0.00 |
| Dues & subscriptions - GS Barcode | 50.00 |
| **Total Business licenses** | **50.00** |
| Commissions & fees | 70.00 |

|  | TOTAL |
|---|---|
| Contract labor | 20,141.94 |
| Contract Labor - Lab Work | 305.00 |
| Cost of Labor | 900.00 |
| **Total Contract labor** | **21,346.94** |
| Cost of Labor | 0.00 |
| Cost of Labor - Outsider Contractors | 1,385.00 |
| **Total Cost of Labor** | **1,385.00** |
| Entertainment | 168.23 |
| Entertainment - Educational Book Creation | 360.00 |
| General business expenses | 1,283.00 |
| Bank fees & service charges | 60.50 |
| Grant & Loan Program Application Fees | 600.00 |
| Memberships & subscriptions | 3,012.07 |
| Office/General Administrative Expenses  - Virtual Assistant | 624.75 |
| Uniforms | 780.99 |
| **Total General business expenses** | **6,361.31** |
| Insurance | 194.32 |
| Business insurance | 1,216.22 |
| Liability insurance | 576.72 |
| **Total Insurance** | **1,987.26** |
| Insurance  Auto Insurance | 1,305.00 |
| Interest paid | 0.00 |
| Business loan interest | 933.29 |
| Short term business loan interest | 2,408.96 |
| **Total Business loan interest** | **3,342.25** |
| Interest Paid - Short Term Business Loan Principal Interest | 15,462.33 |
| **Total Interest paid** | **18,804.58** |
| Lease buyout | 12,116.10 |
| Meals | 0.00 |
| Meals with clients | 142.28 |
| **Total Meals** | **142.28** |
| Office expenses | 0.00 |
| Office supplies | 2,236.30 |
| Printing & photocopying | 45.95 |
| Shipping & postage | 101.95 |
| Small tools & equipment | 262.99 |
| Software & apps | 857.98 |
| **Total Office expenses** | **3,505.17** |

| | TOTAL |
|---|---|
| Office/General Administrative Expenses | 153.52 |
| Other Business Expenses - Buffer | 3,867.84 |
| Other Business Expenses - Credit Repair | 800.00 |
| Other Business Expenses - Pest Control | 63.50 |
| Other Business Expenses - Vehicle Purchase | 6,700.00 |
| Other Miscellaneous Service Cost - Website Maintenance | 1,925.00 |
| PayPal Fees | 28.97 |
| Payroll expenses | 750.00 |
| QuickBooks Payments Fees | 35.51 |
| Refunds Given - Refund to Customer | 62.18 |
| Rent | 11,751.90 |
| Repairs & maintenance | 222.85 |
| Supplies | 134.73 |
| Grow Equipment | 6,340.17 |
| Grow Supplies | 4,191.37 |
| Supplies | 588.18 |
| Supplies & materials | 107.70 |
| **Total Supplies** | **11,362.15** |
| Taxes paid | 0.00 |
| Taxes Paid - Yearly Business Tax | 10,064.22 |
| **Total Taxes paid** | **10,064.22** |
| Travel | 0.00 |
| Vehicle rental | 506.50 |
| **Total Travel** | **506.50** |
| Utilities | 0.00 |
| Phone service | 1,562.28 |
| **Total Utilities** | **1,562.28** |
| Virtual Agent | 99.95 |
| **Total Expenses** | **$119,180.53** |
| NET OPERATING INCOME | $ -82,431.89 |
| Other Income | |
| Interest earned | 90.77 |
| Late Fee Income | 87.85 |
| **Total Other Income** | **$178.62** |
| Other Expenses | |
| Other Miscellaneous Expense - Banking Change | 121,000.00 |
| Vehicle expenses | 0.00 |
| Parking & tolls | 43.00 |
| Vehicle gas & fuel | 1,321.23 |

|  | TOTAL |
|---|---|
| Vehicle repairs | 1,015.99 |
| **Total Vehicle expenses** | **2,380.22** |
| **Total Other Expenses** | **$123,380.22** |
| NET OTHER INCOME | **$ -123,201.60** |
| NET INCOME | **$ -205,633.49** |

# Geogreens

## Balance Sheet

### As of December 31, 2022

|  | TOTAL |
|---|---|
| **ASSETS** | |
| Current Assets | |
| Bank Accounts | |
| Cash | -113,364.21 |
| Checking | 204,270.34 |
| PayPal Bank | -1,678.40 |
| QuickBooks Checking Account | 2,105.16 |
| Savings | 2,000.57 |
| **Total Bank Accounts** | **$93,333.46** |
| Accounts Receivable | |
| Accounts Receivable (A/R) | 6,239.18 |
| **Total Accounts Receivable** | **$6,239.18** |
| Other Current Assets | |
| Employee cash advances | 1,010.00 |
| Payments to deposit | 1,808.82 |
| Uncategorized Asset | 2,307.23 |
| **Total Other Current Assets** | **$5,126.05** |
| **Total Current Assets** | **$104,698.69** |
| **TOTAL ASSETS** | **$104,698.69** |
| **LIABILITIES AND EQUITY** | |
| Liabilities | |
| Current Liabilities | |
| Other Current Liabilities | |
| New Jersey Division of Taxation Payable | 16.90 |
| Other Current Liabilities - Credit Card Payments | -3,376.17 |
| Out Of Scope Agency Payable | 0.00 |
| Short-term business loans | 73,948.97 |
| **Total Other Current Liabilities** | **$70,589.70** |
| **Total Current Liabilities** | **$70,589.70** |
| Long-Term Liabilities | |
| Long-term business loans | 12,005.00 |
| **Total Long-Term Liabilities** | **$12,005.00** |
| **Total Liabilities** | **$82,594.70** |
| Equity | |
| Grant Income | 48,565.03 |
| Opening balance equity | 1,031.55 |
| Partner Contributions | 204,263.52 |
| Retained Earnings | -39,301.73 |
| Shareholders' equity | 13,179.11 |

# Geogreens

## Balance Sheet

### As of December 31, 2022

|  | TOTAL |
|---|---|
| Net Income | -205,633.49 |
| **Total Equity** | **$22,103.99** |
| **TOTAL LIABILITIES AND EQUITY** | **$104,698.69** |

# Geogreens

## Statement of Cash Flows

January 1 - December 30, 2022

|  | TOTAL |
|---|---|
| OPERATING ACTIVITIES |  |
| Net Income | -205,633.49 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | 0.00 |
| Accounts Receivable (A/R) | -6,236.18 |
| Employee cash advances | -1,010.00 |
| Uncategorized Asset | -2,416.22 |
| New Jersey Division of Taxation Payable | 16.90 |
| Other Current Liabilities - Credit Card Payments | -3,376.17 |
| Out Of Scope Agency Payable | 0.00 |
| Short-term business loans | -1,051.03 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **-14,072.70** |
| **Net cash provided by operating activities** | **$ -219,706.19** |
| FINANCING ACTIVITIES |  |
| Long-term business loans | 12,005.00 |
| Grant Income | 16,065.03 |
| Partner Contributions | 119,264.12 |
| **Net cash provided by financing activities** | **$147,334.15** |
| NET CASH INCREASE FOR PERIOD | **$ -72,372.04** |
| Cash at beginning of period | 167,514.32 |
| CASH AT END OF PERIOD | **$95,142.28** |